October 1, 2024

Ronald J. Nicolas, Jr.
Chief Financial Officer
Pacific Premier Bancorp, Inc.
17901 Von Karman Avenue, Suite 1200
Irvine, California 92614

        Re: Pacific Premier Bancorp, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 000-22193
Dear Ronald J. Nicolas, Jr.:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance